UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 9, 2019

(Commission File No. 001-31269)

Alcon Inc.

(Name of Registrant)

Rue Louis-d’Affry 6

1701 Fribourg

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Exhibit
Number	Description

99.1	Separation and Distribution Agreement by and between Novartis AG and Alcon Inc., dated as of April 8, 2019
99.2	Tax Matters Agreement by and between Novartis AG and Alcon Inc., dated as of April 8, 2019
99.3	Employee Matters Agreement by and between Novartis AG and Alcon Inc., dated as of April 8, 2019
99.4	Forward Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon Inc., dated as of April 8, 2019
99.5	Reverse Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon Inc., dated as of April 8, 2019
99.6	Transitional Services Agreement by and between Novartis AG and Alcon Inc., dated as of April 8, 2019
99.7	Patent and Know-How License Agreement by Novartis AG for the benefit of Alcon Inc., dated as of April 8, 2019
99.8	Patent and Know-How License Agreement by Alcon Inc. for the benefit of Novartis AG, dated as of April 8, 2019
99.9	Brand License Agreement by Novartis AG for the benefit of Alcon Inc., dated as of April 8, 2019
99.10	Brand License Agreement by Alcon Inc. for the benefit of Novartis AG, dated as of April 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon Inc.

Date: April 9, 2019	By:	/s/ David J. Endicott
	Name:	David J. Endicott
	Title:	Authorized Representative

By:	/s/ Royce Bedward
Name:	Royce Bedward
Title:	Authorized Representative